SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)OF
THE SECURITIES EXCHANGE ACT OF 1934

Skyworks Solutions, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to purchase Common Stock, par value $0.25 per share, with an exercise price equal to or greater than $13.00 per share

(Title of Class of Securities)

83088M102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Paul E. Vincent
Vice President, Chief Financial Officer and Treasurer
Skyworks Solutions, Inc.20
Sylvan Road
Woburn, Massachusetts 01801
(781) 376-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Daniel N. Yannuzzi	Steven M. Przesmicki, Esq.
Vice President and General Counsel	Cooley Godward LLP
5221 California Avenue	4401 Eastgate Mall
Irvine, California 92612	San Diego, California 92121-9109
(949) 231-3000	(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation (1) $24,732,883.46	Amount of Filing Fee (2) $2,000.89

(1)

  Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 6,818,555 shares of common stock of Skyworks Solutions, Inc. having an aggregate value of $24,732,883.46 as of May 23, 2003 will be tendered and cancelled pursuant to this offer, which is unlikely to occur. The aggregate value of such options was calculated based on the Black-Scholes option valuation model.

(2)

  The amount of the filing fee, calculated in accordance with H.J. Res. 2, signed by the President on February 21, 2003 and which supersedes Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of transaction valuation.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing party: Not applicable Date filed: Not applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	issuer tender offer subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.         Summary Term Sheet.

        The information set forth under “Summary Term Sheet” (the “Summary Term Sheet”) in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 2, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.         Subject Company Information.

    (a)        Name and Address. The name of the issuer is Skyworks Solutions, Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices are 20 Sylvan Road, Woburn, Massachusetts 01801, (781) 376-3000.

    (b)        Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to its current employees, other than executive officers, to exchange certain options to purchase shares of the Company’s common stock, par value $0.25 per share (the “Common Stock”) outstanding under the Company’s 1999 Employee Long-Term Incentive Plan and 1996 Long-Term Incentive Plan (the “Replacement Grant Plans”), and the Washington Sub, Inc. 2002 Stock Option Plan, including Sub-Plan A (Conexant Systems, Inc. 1998 Stock Option Plan), Sub-Plan B (Conexant Systems, Inc. 1999 Long-Term Incentives Plan; Conexant Systems, Inc. 2000 Non-Qualified Stock Plan; Conexant Systems, Inc. Directors Stock Plan; and Applied Telecom, Inc. 2000 Non-Qualified Stock Option Plan) and Sub-Plan J (Philsar Semiconductor Inc. Stock Option Plan), with an exercise price equal to or greater than $13.00 per share (the “Eligible Options”), for replacement options (the “Replacement Options”) to purchase shares of Common Stock to be granted under the Replacement Grant Plans, on the terms and subject to the conditions set forth in the Offer to Exchange. The Replacement Options will cover varying numbers of shares depending on the exercise price of the Eligible Options exchanged. The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) of the Offer to Exchange is incorporated herein by reference.

    (c)        Trading Market and Price. The information set forth in Section 7 (“Price Range of Common Stock”) of the Offer to Exchange is incorporated herein by reference.

Item 3.         Identity and Background of Filing Person.

    (a)        Name and Address. The information set forth in Item 2(a) above and Schedule A (“Information About Our Directors and Executive Officers”) to the Offer to Exchange is incorporated herein by reference.

Item 4.         Terms of the Transaction.

    (a)        Material Terms. The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election; Withdrawal”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Eligible Options Acquired by us in the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”) and Schedule B (“Addenda for Employees Residing Outside the U.S.”) of the Offer to Exchange is incorporated herein by reference.

    (b)        Purchases. The information set forth in Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

    (e)        Agreements Involving the Subject Company’s Securities. The information set forth in Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 6.         Purposes of the Transaction and Plans or Proposals.

    (a)        Purposes. The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Exchange is incorporated herein by reference.

    (b)        Use of Securities Acquired. The information set forth in Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 10 (“Status of Eligible Options Acquired by us in the Offer”) of the Offer to Exchange is incorporated herein by reference.

    (c)        Plans. The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Exchange is incorporated herein by reference.

Item 7.        Source and Amount of Funds or Other Consideration.

    (a)        Source of Funds. The information set forth in Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) of the Offer to Exchange is incorporated herein by reference.

    (b)        Conditions. The information set forth in Section 6 (“Conditions of the Offer”) of the Offer to Exchange is incorporated herein by reference.

    (d)        Borrowed Funds. Not applicable.

Item 8.        Interest in Securities of the Subject Company.

    (a)        Securities Ownership. Not applicable.

    (b)        Securities Transactions. The information set forth in Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 9.     Persons/Assets, Retained, Employed, Compensated or Used.

    (a)        Solicitations or Recommendations. The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Exchange is incorporated herein by reference.

Item 10.        Financial Statements.

    (a)        Financial Information. The information set forth in Section 15 (“Information About Us”) of the Offer to Exchange is incorporated herein by reference.

    (b)        Pro Forma Financial Information. Not applicable.

Item 11.        Additional Information.

    (a)        Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 (“Legal Matters; Regulatory Approvals”) of the Offer to Exchange is incorporated herein by reference.

    (b)        Other Material Information. Not applicable.

Item 12.        Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 2, 2003.
(a)(1)(B)	Overview of Employee Stock Option Exchange Offer.
(a)(1)(C)	Form of Election Form.
(a)(1)(D)	E-Mail Announcement Regarding Stock Option Exchange Offer, sent on June 2, 2003 to Holders of Eligible Options
(a)(1)(E)	Letter, dated June 2, 2003, to Holders of Eligible Options.
(a)(1)(F)	Form of Withdrawal Form
(a)(1)(G)	Employee Presentation: "Understanding the Employee Stock Option Exchange Program"
(b)	Not applicable.
(d)(1)	Skyworks Solutions, Inc. 1996 Long-Term Incentive Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2001, and incorporated herein by reference.
(d)(2)	Skyworks Solutions, Inc. 1999 Employee Long-Term Incentive Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2002, and incorporated herein by reference.
(d)(3)	Washington Sub Inc., 2002 Stock Option Plan. Filed as an exhibit to the Company's Registration Statement on Form S-3 filed on July 15, 2002 (File No. 333-92394), and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

Item 13.        Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	SKYWORKS SOLUTIONS, INC. /s/ PAUL E. VINCENT Paul E. Vincent Vice President, Chief Financial Officer and Treasurer

Date: June 2, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(B)	Overview of Employee Stock Option Exchange Offer.
(a)(1)(C)	Form of Election Form.
(a)(1)(D)	E-Mail Announcement Regarding Stock Option Exchange Offer, sent on June 2, 2003 to Holders of Eligible Options
(a)(1)(E)	Letter, dated June 2, 2003, to Holders of Eligible Options.
(a)(1)(F)	Form of Withdrawal Form
(a)(1)(G)	Employee Presentation: "Understanding the Employee Stock Option Exchange Program"
(b)	Not applicable.
(d)(1)	Skyworks Solutions, Inc. 1996 Long-Term Incentive Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2001, and incorporated herein by reference.
(d)(2)	Skyworks Solutions, Inc. 1999 Employee Long-Term Incentive Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2002, and incorporated herein by reference.
(d)(3)	Washington Sub Inc., 2002 Stock Option Plan. Filed as an exhibit to the Company's Registration Statement on Form S-3 filed on July 15, 2002 (File No. 333-92394), and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.